Exhibit 99.2
AIM  SCHEDULE 1 - PRE-ADMISSION ANNOUNCEMENT

Please forward this form to aimregulation@londonstockexchange.com
In the case of queries please contact AIM on +44 (0) 20 7797 4154

ANNOUNCEMENT TO BE MADE BY THE AIM APPLICANT PRIOR TO ADMISSION IN ACCORDANCE WITH AIM RULE 2

ALL APPLICANTS MUST COMPLETE THE FOLLOWING:

COMPANY NAME:
Amarin Corporation plc
COMPANY ADDRESS:
7 Curzon Street, London W1J 5HG, England
COMPANY POSTCODE:
London W1J 5HG
COUNTRY OF INCORPORATION:
England and Wales
COMPANY BUSINESS OR, IN THE CASE OF AN INVESTING COMPANY, DETAILS OF ITS INVESTMENT STRATEGY TO BE DISCLOSED IN ACCORDANCE WITH SCHEDULE 2, PARAGRAPH (J) OF THE AIM RULES:
Amarin Corporation plc (the “Company”) is a neuroscience company focused on the research, development and commercialisation of novel drugs for the treatment of central nervous system disorders. The Company has a late stage drug development pipeline. Miraxion, the Company’s lead development compound, is in phase III development for Huntington’s disease, phase II development for depressive disorders and preclinical development for Parkinson’s disease.

DETAILS OF SECURITIES TO BE ADMITTED (i.e. where known, number of shares, nominal value and issue price to which it seeks admission and the number and type to be held as treasury shares):
81,453,190 ordinary shares with a nominal value of £0.05 each
CAPITAL TO BE RAISED ON ADMISSION:
Nil
FULL NAMES AND FUNCTIONS OF DIRECTORS AND PROPOSED DIRECTORS:
Mr. Thomas Lynch, Non-Executive Chairman
Mr. Richard Stewart, Chief Executive Officer
Mr. Alan Cooke, Chief Financial Officer
Mr. John Groom, Non-Executive Director
Mr. Anthony Russell-Roberts, Non-Executive Director
Dr. William Mason, Non-Executive Director
Dr. Simon Kukes, Non-Executive Director
Dr. Michael Walsh, Non-Executive Director
Dr. Prem Lachman, Non-Executive Director
Dr. John Climax, Non-Executive Director

PERSON(S) INTERESTED IN 3% OR MORE OF THE ISSUER’S CAPITAL, EXPRESSED AS A PERCENTAGE OF THE ISSUED SHARE CAPITAL BEFORE AND AFTER ADMISSION:

It has been disclosed to the Company that the following persons as at 7 June 2006 (being the latest practicable date prior to this Announcement) are interested in 3% or more of the issued share capital of the Company at Admission

                                    Number of Ordinary Shares or ADS         Percentage of Outstanding
    `                                         Equivalents beneficially owned                      Share Capital

Amarin Investment Holding Limited**                            9,998,208                        12.27%

Southpoint*                                                  8,216,329                        10.09%

Simon Kukes                                                7,259,556                         8.91%

***Sunninghill Limited                                         6,380,109                         7.83%

*Individual funds within Southpoint >3%

  Southpoint Offshore Operating Fund LP                           3,957,181                        4.86%

  Southpoint Qualified Fund LP                                    3,459,712                        4.25%

 ** Amarin Investment Holding Limited is an entity controlled by Mr. Thomas Lynch.
 *** Sunninghill Limited is an entity controlled by Dr. John Climax.

NAMES AND ADDRESSES OF ALL PERSONS TO BE DISCLOSED IN ACCORDANCE WITH SCHEDULE 2, PARAGRAPH (H) OF THE AIM RULES:
N/A
ANTICIPATED ACCOUNTING REFERENCE DATE:
31 December
EXPECTED ADMISSION DATE:
11 July 2006
NAME AND ADDRESS OF NOMINATED ADVISER:
Davy, Davy House, 49 Dawson Street, Dublin 2, Ireland
NAME AND ADDRESS OF BROKER:
Davy, Davy House, 49 Dawson Street, Dublin 2, Ireland
DETAILS OF WHERE (POSTAL OR INTERNET ADDRESS) THE ADMISSION DOCUMENT WILL BE AVAILABLE FROM, WITH A STATEMENT THAT THIS WILL CONTAIN FULL DETAILS ABOUT THE APPLICANT AND THE ADMISSION OF ITS SECURITIES:

N/A
DATE OF NOTIFICATION:
9 June 2006
NEW/ UPDATE (see note):
New
QUOTED APPLICANTS MUST ALSO COMPLETE THE FOLLOWING:

THE NAME OF THE AIM DESIGNATED MARKET UPON WHICH THE APPLICANT’S SECURITIES HAVE BEEN TRADED:
NASDAQ
THE DATE FROM WHICH THE APPLICANT’S SECURITIES HAVE BEEN SO TRADED:
5 April 1993
CONFIRMATION THAT, FOLLOWING DUE AND CAREFUL ENQUIRY, THE APPLICANT HAS ADHERED TO ANY LEGAL AND REGULATORY REQUIREMENTS INVOLVED IN HAVING ITS SECURITIES TRADED UPON SUCH A MARKET:

The Applicant confirms, having made due and careful enquiry, that as at the date of this announcement the Company has adhered to the legal and regulatory requirements involved in having its securities traded on the NASDAQ market.

AN ADDRESS OR WEB-SITE ADDRESS WHERE ANY DOCUMENTS OR ANNOUNCEMENTS WHICH THE APPLICANT HAS MADE PUBLIC OVER THE LAST TWO YEARS (IN CONSEQUENCE OF HAVING ITS SECURITIES SO TRADED) ARE AVAILABLE:
www.sec.gov
DETAILS OF THE APPLICANT’S STRATEGY FOLLOWING ADMISSION INCLUDING, IN THE CASE OF AN INVESTING COMPANY, DETAILS OF ITS INVESTMENT STRATEGY:
See Appendix, paragraph 1.3 at www.amarincorp.com
A DESCRIPTION OF ANY SIGNIFICANT CHANGE IN FINANCIAL OR TRADING POSITION OF THE APPLICANT, WHICH HAS OCCURRED SINCE THE END OF THE LAST FINANCIAL PERIOD FOR WHICH AUDITED STATEMENTS HAVE BEEN PUBLISHED:

Otherwise than disclosed in the Company's Public Record, there has been no significant change in the financial or trading position of the Company since 31 December 2005, the end of the last financial year for which audited financial statements have been published.

A STATEMENT THAT THE DIRECTORS OF THE APPLICANT HAVE NO REASON TO BELIEVE THAT THE WORKING CAPITAL AVAILABLE TO IT OR ITS GROUP WILL BE INSUFFICIENT FOR AT LEAST TWELVE MONTHS FROM THE DATE OF ITS ADMISSION:

The directors of the Company have no reason to believe that the working capital available to the Company or its group will be insufficient for at least 12 months from the date of Admission.
DETAILS OF ANY LOCK-IN ARRANGEMENTS PURSUANT TO RULE 7 OF THE AIM RULES:
The directors of the Company have agreed not to dispose of their interests in the issued share capital of the Company for a period of 6 months from the date of admission. The directors have further agreed to orderly market arrangements for a further 6 months following the expiry of the lock-in period.

A BRIEF DESCRIPTION OF THE ARRANGEMENTS FOR SETTLING THE APPLICANT’S SECURITIES:
Following Admission settlement of transactions in the Ordinary Shares may take place within the CREST system if Shareholders so wish. CREST is a voluntary system and holders of Ordinary Shares who wish to receive and retain share certificates will be able to do so.

A WEBSITE ADDRESS DETAILING THE RIGHTS ATTACHING TO THE APPLICANT’S SECURITIES:
See Appendix, paragraph 2.4 at www.amarincorp.com
INFORMATION EQUIVALENT TO THAT REQUIRED FOR AN ADMISSION DOCUMENT WHICH IS NOT CURRENTLY PUBLIC:
The Appendix to this Schedule 1 at www.amarincorp.com is prepared in accordance with section (k) of the Supplement to Schedule One of the AIM Rules. It includes all information that would otherwise have to be included in the Company’s admission document and which is not found in the Company’s current public disclosure record, or in current public disclosure filed by the directors and senior officers of the Company, all as filed with the Securities & Exchange Commission (“SEC”) (collectively, the “Public Record”). The Public Record can be accessed freely on www.sec.gov

A WEBSITE ADDRESS OF A PAGE CONTAINING THE APPLICANT’S LATEST ANNUAL REPORT AND ACCOUNTS WHICH MUST HAVE A FINANCIAL YEAR END NOT MORE THEN NINE MONTHS PRIOR TO ADMISSION AND FULLY AUDITED INTERIM RESULTS WHERE APPLICABLE. THE ACCOUNTS MUST BE PREPARED ACCORDING TO UK OR US GAAP OR INTERNATIONAL ACCOUNTING STANDARDS:

http://www.sec.gov/Archives/edgar/data/897448/000115697306000358/u50041e20vf.htm
THE NUMBER OF EACH CLASS OF SECURITIES HELD IN TREASURY:
200,797 Ordinary Shares of £0.05 each

Note: THIS FIELD SHOULD INDICATE THAT THE ANNOUNCEMENT IS ‘NEW’ AND ALL RELEVANT FIELDS SHOULD BE COMPLETED. OTHERWISE WHERE THE FORM IS REQUIRED TO BE COMPLETED IN RESPECT OF AN ‘UPDATE’ ANNOUNCEMENT, THIS SHOULD BE INDICATED. IN SUCH CASES, ALL THE ORIGINAL INFORMATION SHOULD BE INCLUDED WITH ANY AMENDED FIELDS EMBOLDENED.